Exhibit 99.2

VBL Therapeutics Prices 2.5 Million Ordinary Share Offering

TEL AVIV, Israel, Nov. 17, 2017 — VBL Therapeutics (Nasdaq: VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announced the pricing of its previously announced underwritten public offering of 2,500,000 ordinary shares for gross proceeds of $18,750,000, before deducting the underwriting discounts and commissions and other estimated offering expenses. The offering is subject to customary closing conditions and is expected to close on or about November 21, 2017.

VBL Therapeutics intends to use the net proceeds from the offering for the advancement of clinical programs, product development, and for working capital and other general corporate purposes.

Piper Jaffray & Co. is acting as the sole manager in this offering.

A registration statement on Form F-3 (No. 333-207250) relating to the ordinary shares was previously filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015 and was declared effective by the SEC on October 19, 2015. A prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplement and related prospectus, when available, may be obtained from: Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicole Mall, J12S03, Minneapolis, MN 55402, via telephone at (800) 747-3924 or via email at prospectus@pjc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Vascular Biogenics Ltd.

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 pivotal trial for recurrent Glioblastoma, conducted under an FDA Special Protocol Assessment (SPA).

Forward Looking Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the federal securities laws, including statements regarding the therapeutic potential of, and clinical development plan for, VB-111 and statements pertaining to our expectations regarding the completion and anticipated proceeds of the proposed public offering. These statements are based on management’s current expectations and accordingly are subject to uncertainty and changes in circumstances. Actual results could differ materially from those anticipated due to certain risks and uncertainties including, without limitation, risks and uncertainties related to fluctuations in our stock price, changes in market conditions and satisfaction of customary closing conditions related to the public offering. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of ofranergene obadenovec (VB-111) and its therapeutic potential, ongoing and planned clinical trials and clinical results, including the timing thereof, our other pipeline candidates, including the clinical development and therapeutic potential of our VB-600 series of pipeline candidates and Lecinoxoids in NASH, our new Modiin facility and our cash position and financial outlook. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of ofranergene obadenovec (VB-111) in rGBM may not support approval of ofranergene obadenovec for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Michael Rice, Founding Partner

LifeSci Advisors, LLC

646-597-6979

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